Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Material Change Report Under Section 85(1) of the Securities Act (British Columbia), Section 146(1)of the Securities Act (Alberta) and Section 75(2) of the Securities Act (Ontario)

Item 1.

Name and Address of Company

KIMBER RESOURCES INC.

215 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

(“Kimber” or the “Company”)

Item 2.

Date of Material Change

August 13, 2007

Item 3.

News Release

A news release announcing the material change was issued by Kimber on August 13, 2007 at Vancouver, British Columbia. The news release was disseminated through Canada NewsWire.

Item 4.

Summary of Material Change

The Company reported that the Board of Directors has initiated a process to explore various strategic and financial alternatives, including the review of potential strategic partnerships, joint ventures, business combinations, or the potential sale of the company. Blackmont Capital Inc. (“BCI”) has been engaged as the exclusive financial advisor to assist Kimber and its Board of Directors in this process.

Item 5.

Full Description of Material Change

The full text of the news release referred to in Item 3 above announcing the material change is as follows:

KIMBER EXPLORES STRATEGIC AND FINANCIAL ALTERNATIVES

August 13, 2007

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR)

Kimber Resources Inc. (“Kimber”) announced today that its Board of Directors has initiated a process to explore various strategic and financial alternatives. This process may include, but is not limited to, the review of potential strategic partnerships, joint ventures, business combinations, or the potential sale of the company.

Blackmont Capital Inc. (“BCI”) has been engaged as the exclusive financial advisor to assist Kimber and its Board of Directors in the evaluation of strategic and financial alternatives.

Kimber Resources Inc. holds a 100% interest in the Monterde and Setago properties located in the Sierra Madre of northern Mexico as well as the 6300 hectare Pericones silver property, which is located about 100 kilometres southwest of Mexico City in Estado de Mexico. All projects are free of royalties. On the Monterde property, the Company has two immediate objectives: to find and develop additional mineral resources & to advance the Carmen deposit to pre-feasibility. The Carmen deposit, an underground mine in the 1930's, is a typical low sulphidation epithermal system, is oxidized and hosts the majority of the resources on Monterde. In addition to the Carmen deposit, two other deposits (Carotare and Veta Minitas) contain resources.

FOR FURTHER INFORMATION PLEASE CONTACT:

Robert Longe, P.Eng President and CEO Kimber Resources Inc. North America Toll Free: 1-866-824-1100 Tel: (604) 669-2251 Fax: (604) 669-8577	Jamie Boyden Vice-President, Investment Banking Blackmont Capital Inc. Tel: (416) 864-2085 Fax: (416) 864-9151

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Cautionary Statement

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control.

Item 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.

Omitted Information

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8.

Executive Officers

Mr. Michael E. Hoole, Vice President & Secretary is knowledgeable about the material change and this report and may be contacted at (604) 669-2251 (Loc. 110)

Item 9.

Date of Report

Dated at Vancouver, British Columbia, this 14th day of August,

2007.

KIMBER RESOURCES INC.

   “M. E. Hoole”

per:

Michael E. Hoole

Vice President and Secretary